FORCE10 NETWORKS, INC.

350 Holger Way

San Jose, CA 95134

August 25, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Evan S. Jacobson
Christine Davis

Re:	Force10 Networks, Inc.
Registration Statement on Form S-1, as amended (File No. 333-165142)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Force10 Networks, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-165142), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 2, 2010.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates, since it will instead consummate a merger with a wholly-owned subsidiary of Dell Marketing L.P., a Texas limited partnership and a wholly-owned subsidiary of Dell Inc. The Company confirms that no securities have been sold pursuant to the Registration Statement.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Force10 Networks, Inc., 350 Holger Way, San Jose, CA 95134, facsimile number (408) 517-3500, with a copy to the Company’s counsel, Fenwick & West LLP, Attention: Mark Leahy, Fenwick & West LLP, 801 California Street, Mountain View, CA 94041, facsimile number (650) 938-5200.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Mark Leahy at (650) 335-7682 or mleahy@fenwick.com.

Sincerely,

Force10 Networks, Inc.

/s/ Leah Maher
Name:	Leah Maher
Title:	Vice President and General Counsel